SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number:1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
BELLSOUTH SAVINGS AND SECURITY PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AT&T INC.
208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	3
Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2017	20

Exhibit:

23 – Consent of Independent Registered Public Accounting Firm	27
23.1 – Consent of Independent Registered Public Accounting Firm	28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
Bellsouth Savings and Security Plan
Dallas, Texas

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Bellsouth Savings and Security Plan (Plan) as of December 31, 2017, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bellsouth Savings and Security Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of assets held (at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan's auditor since 2018
San Antonio, Texas
June 22, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
BellSouth Savings and Security Plan

We have audited the accompanying statement of net assets available for benefits of the BellSouth Savings and Security Plan as of December 31, 2016. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the BellSouth Savings and Security Plan at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas
June 22, 2017

BELLSOUTH SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,
	2017	2016
ASSETS
Investment in AT&T Savings Group Investment Trust	$572,237	$624,163
Investments, at fair value	1,853,150	1,783,206
Total Investments (See Note 4)	2,425,387	2,407,369

Notes receivable from participants	60,770	64,369
Participant contributions receivable	2,204	2,177
Employer contributions receivable	803	701
Interest receivable	334	370
Total Receivables	64,111	67,617

Total Assets	2,489,498	2,474,986

LIABILITIES
Administrative expenses payable	811	773
Due to broker for securities purchased	44,508	27,023

Total Liabilities	45,319	27,796

Net Assets Available for Benefits	$2,444,179	$2,447,190

See Notes to Financial Statements.

BELLSOUTH SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2016	$2,447,190

Additions to Net Assets:
Contributions:
Participant contributions	65,268
Employer contributions	23,636
Rollover contributions	8,521
97,425
Investment Income:
Net income from investment in AT&T Savings Group Investment Trust	12,840
Interest	1,866
Dividends	65,108
Net appreciation in fair value of investments	133,404
213,218

Interest income on notes receivable from participants	2,701

Total Additions	313,344

Deductions from Net Assets:
Distributions	217,745
Administrative expenses	1,837

Total Deductions	219,582

Net increase	93,762

Transfers to affiliated plan	(96,773)

Net Assets Available for Benefits, December 31, 2017	$2,444,179

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTION

The BellSouth Savings and Security Plan (Plan) is a defined contribution plan originally established by BellSouth Corporation (BellSouth) to provide a convenient way for eligible nonmanagement employees of participating BellSouth companies to save on a regular and long-term basis. In December 2006, BellSouth was acquired by AT&T Inc. (AT&T or the Company). The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

During 2017, AT&T initiated a review with the recordkeeper to identify where participants maintained balances within the Plan. When participant balances were identified as "inactive" in the Plan, those balances were merged into the participant account identified as "active" in the AT&T Retirement Savings Plan. As a result, $96,773 of participant balances and assets were transferred from the Plan into the AT&T Retirement Savings Plan during 2017.

The Plan participates in the AT&T Savings Group Investment Trust (Group Trust) with respect to the AT&T Stable Value Fund and International Stock Fund. The Bank of New York Mellon Corporation (BNY Mellon) serves as trustee for both the Group Trust and the trust holding the Plan's assets, known as the Bell South Savings and Security Plan Trust. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as recordkeeper for the Plan. During 2017, participants could invest their contributions in one or more of twelve funds in 1% increments:

• AT&T Shares Fund	• DFA U.S. Small Cap Value Portfolio
• Bond Fund	• DFA U.S. Large Cap Value Portfolio II
• Vanguard Growth Index Fund	• T. Rowe Price Mid-Cap Growth Fund
• Fidelity Growth and Income Portfolio	• Indexed Stock Fund
• Balanced Fund	• Russell 1000 Growth Index
• Interest Income Fund (known as the AT&T Stable Value Fund & International Stock Fund) *	• LifePath Funds (based on retirement date)

* Investment fund option of the Group Trust

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants' contributions based on the provisions of the Plan. All contributions are participant directed.

Dividends on shares in the AT&T Shares Fund can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a short-term interest bearing fund for distribution before the end of the year. Interest earned on dividends held in the short-term interest bearing fund are used to purchase additional units of the AT&T Shares Fund in the participant's account. During 2017, Plan participants elected to receive $1,387 in dividend distributions. This amount is included in distributions on the Plan's statement of changes in net assets available for benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee's fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collectively bargained agreements. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Administrative Expenses  Each participant in the Plan may be charged for investment manager fees and administrative expenses, including, trustee and other expenses considered reasonable by the Plan administrator. Investment manager fees are charged through the applicable investment option. Administrative fees are divided on a pro rata basis among investment options of the participant. An additional fee is charged to individual participants for various services provided by the Plan's recordkeeper and other service providers. Certain expenses are paid by the Plan, Group Trust, or Company.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition  Investments are stated at fair value except those investments that are fully benefit responsive which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies (i.e. mutual funds) are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities (OTC) and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques such as Black-Scholes option price models, simulation models, or a combination of various models.

Common/collective trust funds and 103-12 investment entities (i.e. an investment entity that holds the assets of two or more plans which are not members of a related group or employee benefit plan) are valued at quoted redemption values that represent the net asset values of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Group Trust invests in fully benefit-responsive guaranteed investment contracts (GICs) and synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are owned by the Group Trust and are comprised of corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Transfers in and out of Level 1 (quoted market prices), Level 2 (other significant observable inputs) and Level 3 (significant unobservable inputs) are recognized on the period ending date.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Recent Accounting Standards

In February 2017, the Financial Accounting Standards Board issued Accounting Standards Update No. 2017-06 "Employee Benefit Plan Master Trust Reporting" (ASU 2017-06). ASU 2017-06 requires plans to report interests in a master trust and changes in the value of that interest as separate line items on the plan's financial statements. The plans must also disclose the master trust's investments by general type as well as other assets and liabilities and disclose the dollar amount of the plan's interest in each category disclosed. The new standard is effective for fiscal years beginning after December 15, 2018 with retrospective application. Early adoption is permitted. Management is currently evaluating this updated guidance.

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets and liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted market prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2017 and 2016.

See Note 4 for fair value hierarchy for the Group Trust's and Plan's investments.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 4. INVESTMENTS

The Plan held investments in its own trust and in the Group Trust (through participation in the Interest Income Fund, also known as the AT&T Stable Value Fund and International Stock Fund) as of December 31, 2017 and 2016.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2017:

	Plan Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Interest-bearing investments	$597	$39,313	$-	$39,910
AT&T common stock	429,897	-	-	429,897
Mutual funds or exchange-traded funds	683,291	-	-	683,291
Corporate debt	-	23,832	-	23,832
Mortgage-backed securities	-	40,971	-	40,971
Government debt	-	13,100	-	13,100
Futures	37	-	-	37
Total assets in fair value hierarchy	$1,113,822	$117,216	$-	$1,231,038
Common/collective trusts measured at net asset value:
U.S. index stock fund[1]				339,662
International index stock fund[2]				43,237
Blended equity & debt[3]				214,984
Bond index fund[4]				24,229
Total assets at fair value				$1,853,150
1 This category includes common/collective trust funds with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the "S&P 500®") and the Russell 1000 Index. There are currently no redemption restrictions on these investments.
2This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the All Country World Index ex U.S. Index. Except for a short-term trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment.
3This category includes common/collective trust funds also known as LifePath Portfolios which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy as the participants come closer to retirement. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.
4This category includes a common/collective trust fund with an objective to approximate the overall performance of the Barclays Capital Aggregate Bond Index. There are currently no redemption restrictions on these investments.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016:

	Plan Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Interest-bearing investments	$1,068	$20,083	$-	$21,151
AT&T common stock	514,356	-	-	514,356
Mutual funds or exchange-traded funds	754,319	-	-	754,319
Corporate debt	-	25,339	-	25,339
Mortgage-backed securities	-	42,981	-	42,981
Government debt	-	18,133	-	18,133
Futures	(12)	-	-	(12)
Total assets in fair value hierarchy	$1,269,731	$106,536	$-	$1,376,267
Common/collective trusts measured at net asset value:
U.S. index stock fund[1]				165,728
International index stock fund[2]				19,052
Blended equity & debt[3]				198,290
Bond index fund[4]				23,869
Total assets at fair value				$1,783,206
1This category includes common/collective trust funds with an objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Stock Price Index of 500 stocks (the "S&P 500®") and the Russell 1000 Index. There are currently no redemption restrictions on these investments.
2This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the All Country World Index ex U.S. Index. Except for a short-term trading fee applicable to certain participant transactions, there are currently no redemption restrictions on this investment.
3This category includes common/collective trust funds also known as LifePath Portfolios which are well diversified portfolios that adjust the mix of the various underlying investments over time. The change in allocation of investments is designed to move from a more aggressive investment strategy to a more conservative strategy as the participants come closer to retirement. The year associated with the fund identification denotes the projected year of retirement of the participant selecting the fund. There are currently no redemption restrictions on these investments.
4This category includes a common/collective trust fund with an objective to approximate the overall performance of the Barclays Capital Aggregate Bond Index. There are currently no redemption restrictions on these investments.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

AT&T Savings Group Investment Trust Investments

AT&T established the Group Trust to manage assets of pooled investment options among various AT&T sponsored employee benefit trusts. Each participating trust's interest in the investment fund options (i.e., separate accounts) of the Group Trust is based on account balances of the participants and their elected investment fund options. The Group Trust assets are allocated among the participating plans by assigning to each trust those transactions (primarily contributions, distributions, and expenses) that can be specifically identified and by allocating investment income and administrative expenses to the individual plans on a daily basis based on each participant's account balance within each investment fund option.

The participating entities and ownership percentages of the Group Trust are listed below:

	December 31,
	2017	2016
AT&T Master Trust	95.3%	94.5%
BellSouth Savings and Security Plan	4.7%	5.5%
Total	100.0%	100.0%

The Plan's percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2017.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$8,635	$-	$-	$-	$8,635
Foreign cash	2,513	-	49	-	2,562
Mortgage-backed securities	197,984	-	-	-	197,984
Corporate debt	435,034	-	-	-	435,034
Government securities	334,453	-	-	-	334,453
Common/collective trust funds	660,574	2,465,860	262,744	-	3,389,178
103-12 investment entities	-	-	259,704	-	259,704
Equities - common stock	-	363,871	215,321	-	579,192
Equities - preferred stock	-	-	981	-	981
Futures	622	-	-	-	622
Registered investment companies	468,488	73,167	4,304	63,048	609,007
Group Trust investments at fair value	2,108,303	2,902,898	743,103	63,048	5,817,352
Unsettled trades and other	(238,620)	100	625	(785)	(238,680)
Fully benefit-responsive investments contracts valued at contract value	-	-	-	6,582,615	6,582,615
Group Trust net assets	$1,869,683	$2,902,998	$743,728	$6,644,878	$12,161,287
Plan's percentage ownership interest of investments	-%	-%	1.3%	8.5%	4.7%

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The Plan's percentage interest in each of the investment fund options within the Group Trust is disclosed below as of December 31, 2016.

	AT&T Total Return Bond Fund	AT&T U.S. Stock Fund	AT&T International Stock Fund	AT&T Stable Value Fund	Group Trust
Interest bearing cash	$15,420	$-	$-	$-	$15,420
Corporate debt	137,313	-	-	-	137,313
Mortgage-backed securities	124,434	-	-	-	124,434
Government securities	130,549	-	-	-	130,549
Common/collective trust funds	349,296	2,182,833	150,217	-	2,682,346
103-12 investment entities	-	-	184,463	-	184,463
Equities - common stock	-	340,452	141,536	-	481,988
Equities - preferred stock	-	-	802	-	802
Futures	8	-	-	-	8
Registered investment companies	983,183	63,805	2,995	183,525	1,233,508
Group Trust investments at fair value	1,740,203	2,587,090	480,013	183,525	4,990,831
Unsettled trades and other	(122,816)	(359)	226	(273,085)	(396,034)
Fully benefit-responsive investments contracts valued at contract value	-	-	-	6,755,551	6,755,551
Group Trust net assets	$1,617,387	$2,586,731	$480,239	$6,665,991	$11,350,348
Plan's percentage ownership interest of investments	-%	-%	0.4%	9.4%	5.5%

Net Appreciation in Fair Value of Group Trust Investments and
Total Investment Income for the year ended December 31, 2017

Group Trust

Total net appreciation in fair value of Group Trust Investments	$716,159
Investment income:
Interest	$171,759
Dividends	31,268
Total investment income of Group Trust Investments	$203,027

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following tables sets forth by level, within the fair value hierarchy, the Group Trust's assets at fair value as of December 31, 2017 and 2016:

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Corporate debt	$-	$435,034	$-	$435,034
Mortgage-backed securities		197,984		197,984
Interest-bearing investments	-	8,635	-	8,635
Foreign cash	2,513	49	-	2,562
Common stock	579,192	-	-	579,192
Preferred stock	981	-	-	981
Futures	622	-	-	622
Registered investment companies	526,784	-	-	526,784
Government debt	-	334,453	-	334,453
Total assets in fair value hierarchy	$1,110,092	$976,155	$-	$2,086,247
Investments measured at net asset value
U.S. common/collective trusts[1]				3,126,434
International common/collective trusts[2]				262,744
103-12 investments[3]				259,704
Non-publically traded registered investments companies[4]				82,223
Total assets and liabilities at fair value				$5,817,352
1The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver diversified exposure to the large-capitalization U.S. equity market as represented by the Russell 3000 Index. The objective of the common/collective trust funds held in the AT&T Total Return Bond Fund is to deliver diversified exposure to the fixed income market as represented by the Bloomberg Barclays Aggregate Index. There are currently no redemption restrictions on these investments.
2The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S., MSCI Emerging Markets Net Dividend Index, MSCI Australia Index and MSCI Canada Index. There are currently no redemption restrictions on these investments.
3The objective of these equity commingled funds is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S. that invest in both developed and emerging countries. These funds have redemption restrictions limited to daily and monthly settlement.
4These are non-publically traded registered investment companies, consisting of a short-term floating rate portfolio plus publically-traded high-yield and asset-backed fixed income securities. The fair value of the investments in this group have been estimated using the net asset values reported by the fund manager. These funds are utilized on a discretionary basis as part of a broad fixed income mandate. These are open-ended funds, with no final termination dates. There are currently no redemption restrictions on this investment.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

	Group Trust Assets and Liabilities at Fair Value
	December 31, 2016
	Level 1	Level 2	Level 3	Total
Corporate debt	$-	$137,313	$-	$137,313
Mortgage-backed securities		124,434		124,434
Interest-bearing investments	-	15,420	-	15,420
Common stock	481,988	-	-	481,988
Preferred stock	802	-	-	802
Futures	8	-	-	8
Registered investment companies	1,132,971	-	-	1,132,971
Government debt	-	130,549	-	130,549
Total assets in fair value hierarchy	$1,615,769	$407,716	$-	$2,023,485
Investments measured at net asset value
U.S. common/collective trusts[1]				2,333,051
International common/collective trusts[2]				349,295
103-12 investments[3]				184,463
Non-publically traded registered investments companies[4]				100,537
Total assets and liabilities at fair value				$4,990,831
1The objective of the common/collective trust funds held in the AT&T U.S. Stock Fund is to deliver diversified exposure to the large-capitalization U.S. equity market as represented by the Russell 3000 Index. This common/collective trust fund has redemption restrictions limited to daily and monthly settlement.
2The objective of the common/collective trust funds held in the AT&T International Stock Fund is to provide diversified exposure to international markets as represented by the All Country World Index ex U.S. and MSCI Emerging Markets Net Dividend Index. The three common/collective trust funds have redemption restrictions limited to daily, weekly or monthly. One fund is invested broadly in developed and emerging market countries, while the other two funds are invested primarily in emerging market countries.
3These are equity commingled funds that invest primarily in developed countries. These funds have redemption restrictions limited to monthly settlement.
4These are non-publically traded registered investment companies, consisting of a short-term floating rate portfolio plus publically-traded high-yield and asset-backed fixed income securities. The fair value of the investments in this group have been estimated using the net asset values reported by the fund manager. These funds are utilized on a discretionary basis as part of a broad fixed income mandate. These are open-ended funds, with no final termination dates.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

Derivative Financial Instruments
In the normal course of operations, Group Trust assets and liabilities held in the AT&T Stable Value Fund (Stable Value Fund) may include derivative financial instruments (futures and foreign currency forward contracts). These instruments involve, in varying degrees, elements of credit and market volatility risks in excess of more traditional investment holdings such as equity and debt instruments. The contract or notional amounts disclosed provide a measure of the Group Trust's involvement in such instruments but are not indicative of potential loss. The intent is to use derivative financial instruments as an economic hedge to manage market volatility and foreign currency exchange rate risk associated with the Stable Value Fund's investment assets. The Group Trust's fiduciaries do not anticipate any material adverse effect on the Group Trust's financial position resulting from its involvement in these instruments.

The following table presents the effect of gains (losses) with respect to these derivative instruments, by type of derivative. The gains (losses) are located on the Statement of Changes in Net Assets Available for Benefits as Net Income from Investment in AT&T Savings Group Investment Trust to the extent of the Plan's ownership in the Group Trust.

Year Ended
December 31, 2017
Futures contracts	$(1,518)
Forward foreign currency exchange rate contracts	$2,748

In addition to the derivative financial instruments held by the Group Trust, the Plan also holds derivative financial instruments as Plan investments in its own trust. The following table presents the effect on income with respect to these derivative instruments, by type of derivative. The income is located on the statements of changes in net assets available for benefits a component of net appreciation in fair value of investments.

Year Ended
December 31, 2017
Futures contracts	$50

Futures Contracts
The primary risk managed by the Group Trust using futures contracts is the price risk associated with investments. On behalf of the Group Trust, investment managers enter into various futures contracts to economically hedge investments. These contracts, which are considered derivatives under Accounting Standards Codification Topic 815, Derivatives and Hedging are agreements between two parties to buy or sell a security or financial interest at a set price on a future date and are standardized and exchange-traded. Upon entering into such a contract on behalf of the Group Trust, the investment manager is required to pledge to the broker an amount of cash or securities equal to the minimum "initial margin" requirements of the exchange on which the contract is traded. Pursuant to the contract, the investment manager agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in the value of the contract. Such receipts or payments are known as variation margin and are recorded on a daily basis by the trustee as a realized gain or loss equal to the difference in the value of the contract between daily closing prices. Upon entering into such contracts, the Group Trust bears the risk of interest or exchange rates or securities prices moving unexpectedly, in which case, the Group Trust may not achieve the anticipated benefits of the futures contracts and may realize a loss. With futures, there is minimal counterparty credit risk to the Group Trust since futures are exchange traded and the exchange's clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default. The investments in the Group Trust are subject to equity price risk and interest rate risk, in the normal course of pursuing its investment objectives. The U.S. interest rate futures held in the portfolio as of December 31, 2017 and 2016 were used primarily to hedge and manage the duration risk of the portfolio.

The fair value of the open futures contracts is separately disclosed in the detail of the Group Trust investments presented below and are included in the Statement of Net Assets Available for Benefits to the extent of the Plan's ownership in the Group Trust.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

At December 31, 2017, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
U.S. 10-Year Treasury Note Future	210	3/2018	$26,037	$13
U.S. 10-Year Treasury Note Future	681	3/2018	85,036	(560)
U.S. 10-Year Treasury Note Future	(309)	3/2018	(38,459)	128
U.S. 10-Year Treasury Note Future	108	3/2018	13,407	(10)
90 Day Euro Future	(172)	12/2019	(42,018)	20
90 Day Euro Future	172	12/2018	42,096	(18)
90 Day Euro Future	(109)	12/2018	(26,720)	55
U.S. 10-Year Ultra Future	(124)	3/2018	(16,552)	(9)
U.S. 10-Year Ultra Future	94	3/2018	12,612	(57)
U.S. 10-Year Ultra Future	(113)	3/2018	(15,162)	69
U.S. Long Bond Future	(54)	3/2018	(8,280)	18
U.S. Long Bond Future	(893)	3/2018	(136,783)	154
U.S. Long Bond Future	(168)	3/2018	(25,688)	(16)
U.S. Long Bond Future	(127)	3/2018	(19,466)	35
U.S. 5-Year Treasury Note Future	(106)	3/2018	(12,373)	59
U.S. 5-Year Treasury Note Future	872	3/2018	101,676	(381)
U.S. 5-Year Treasury Note Future	348	3/2018	40,591	(166)
U.S. 5-Year Treasury Note Future	174	3/2018	20,324	(111)
U.S. 5-Year Treasury Note Future	471	3/2018	54,746	(32)
U.S. 2-Year Treasury Note Future	457	3/2018	98,057	(209)
U.S. 2-Year Treasury Note Future	(102)	3/2018	(21,863)	24
U.S. 2-Year Treasury Note Future	509	3/2018	109,190	(208)
U.S. 2-Year Treasury Note Future	(174)	3/2018	(37,336)	81
U.S. 2-Year Treasury Note Future	1,255	3/2018	269,258	(551)
U.S. Ultra Bond	(31)	3/2018	(5,182)	(16)
U.S. Ultra Bond	99	3/2018	16,447	150
U.S. Ultra Bond	33	3/2018	5,484	48
U.S. Ultra Bond	(32)	3/2018	(5,337)	(28)
Total			$483,742	$(1,518)

Notes to Financial Statements (Continued)
(Dollars in Thousands)

At December 31, 2016, open futures contracts held in the Group Trust were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
U.S. 10-Year Treasury Note Future	(50)	3/2017	$(6,703)	$46
U.S. 10-Year Treasury Note Future	(13)	3/2017	(1,743)	12
U.S. 10-Year Treasury Note Future	10	3/2017	1,280	(37)
U.S. Treasury Bond Future	(115)	3/2017	(17,325)	(164)
U.S. Treasury Bond Future	13	3/2017	1,959	(10)
U.S. Treasury Bond Future	(54)	3/2017	(8,135)	9
U.S. Treasury Bond Future	(732)	3/2017	(110,280)	740
U.S. Treasury Bond Future	7	3/2017	1,066	(12)
U.S. 10-Year Treasury Note Future	(44)	3/2017	(5,468)	33
U.S. 10-Year Treasury Note Future	(146)	3/2017	(18,145)	61
U.S. 10-Year Treasury Note Future	541	3/2017	67,236	(481)
U.S. 10-Year Treasury Note Future	(356)	3/2017	(44,244)	143
U.S. 10-Year Treasury Note Future	29	3/2017	3,604	(20)
U.S. 5-Year Treasury Note Future	454	3/2017	53,419	(104)
U.S. 5-Year Treasury Note Future	380	3/2017	44,712	(22)
U.S. 5-Year Treasury Note Future	97	3/2017	11,413	(40)
U.S. 5-Year Treasury Note Future	(17)	3/2017	(2,000)	3
U.S. 2-Year Treasury Note Future	242	3/2017	52,438	16
U.S. 2-Year Treasury Note Future	(31)	3/2017	(6,717)	1
U.S. 2-Year Treasury Note Future	41	3/2017	8,884	(4)
U.S. 2-Year Treasury Note Future	1,230	3/2017	266,526	(175)
U.S. 2-Year Treasury Note Future	(334)	3/2017	(72,431)	58
U.S. Ultra Bond	(94)	3/2017	(15,064)	71
U.S. Ultra Bond	135	3/2017	21,634	(201)
U.S. Ultra Bond	(38)	3/2017	(6,090)	(37)
U.S. Ultra Bond	60	3/2017	9,615	165
U.S. Ultra Bond	(32)	3/2017	(5,128)	42
Total			$224,313	$93

The fair value of the open futures contracts is presented below and is included in investments on the Plan's Statement of Net Assets Available for Benefits.

At December 31, 2017, open futures contracts held by the Plan were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
S&P e-mini 500 Index Futures U.S.	50	3/2018	$6,690	$40
U.S. Treasury Bond Future	(1)	3/2018	(124)	(3)
Total			$6,566	$37

Notes to Financial Statements (Continued)
(Dollars in Thousands)

At December 31, 2016, open futures contracts held by the Plan were as follows:

Type of Contract	Number of Contracts Buy/(Sell)	Expiration	Notional Value	Fair Value
S&P e-mini 500 Index Futures U.S.	28	3/2017	$3,131	$(15)
U.S. Treasury Bond Future	28	3/2017	3,480	3
Total			$6,611	$(12)

The futures held in the Plan as of December 31, 2017 and 2016, were used primarily to maintain the target allocations of the portfolio.

Foreign Currency Contracts
The primary risks managed by the Group Trust using foreign currency forward contracts is the foreign currency exchange rate risk associated with the Group Trust's investments denominated in foreign currencies. On behalf of the Group Trust, investment managers enter into forward foreign currency contracts, which are agreements to exchange foreign currencies at a specified future date at a specified rate, the terms of which are not standardized on an exchange. These contracts are intended to minimize the effect of currency fluctuations on the performance of investments denominated in foreign currencies. Although in some cases, forward foreign currency contracts are used to express a view on the direction of a particular currency, risk arises both from the possible inability of the counterparties to meet the terms of the contracts (credit risk) and from movement in foreign currency exchange rates (market risk). Foreign currency forward contracts are entered into with major banks to minimize credit risk, and accordingly, no credit reserve has been established against these amounts.

The contracts are recorded at fair value on the date the contract is entered into, which is typically zero. The fair value of the foreign currency contracts are disclosed in unsettled trades and other of the Group Trust, which is then allocated to the Plan and is included in Statement of Net Assets Available for Benefits to the extent of the Plan's ownership in the Group Trust.

As of December 31, 2017 and 2016, the contracts held by the Group Trust were:

	Notional Value		Fair Value
	2017	2016	2017	2016
Derivative assets	$28,910	$55	$-	$-
Derivative liabilities	$29,026	$61	$-	$-

Fully Benefit-Responsive Investment Contracts
The Stable Value Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies which can be accounted for by the Plans at contract value. Generally contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The investments held by the Stable Value Fund as of December 31, 2017 include Synthetic GICs which are fully benefit-responsive investment contracts. Synthetic GICs are constructed by combining a stable value insurance wrapper contract and a fixed income portfolio. The assets supporting the Synthetic GICs are owned by the Group Trust and generally consist of high quality fixed income securities.

Traditional Guaranteed Investment Contracts ("Traditional GICs" also known as "General Account GICs") are issued by insurance companies and typically pay a guaranteed fixed or floating rate of interest over the life of the contract with a repayment of principal at maturity. A Synthetic GIC is similar to a Traditional GIC but has unbundled the insurance and investment components of the Traditional GIC.

Wrapper contracts are typically issued by a bank or insurance company, and seek to provide preservation of principal by permitting daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plans. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate of the contract. Wrapper contracts typically contain contractual provisions that prevent the interest crediting rate from falling below zero.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans' loss of qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plans. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Investment Risk
Investments held by the Group Trust and the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Participants' accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Group Trust invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates

NOTE 5. PARTIES IN INTEREST TRANSACTIONS

The Plan may, at the discretion of the Plan's participants or via the Company match, invest in the Company's common stock. The Plan held 11,057,020 and 12,093,958 shares of the Company's common stock as of December 31, 2017 and 2016, respectively. Dividends earned by the Plan on the Company's common stock were $21,408 for the year ended December 31, 2017.

Plan assets are invested in AT&T stock either directly or through the Group Trust. Because the Company is the plan sponsor, transactions involving the Company's stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan and Group Trust are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 4, 2015, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Notes to Financial Statements (Continued)
(Dollars in Thousands)

NOTE 7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2017	2016
Net Assets Available for Benefits per the financial statements	$2,444,179	$2,447,190
Distributions payable to participants	(524)	(1,416)
Net Assets Available for Benefits per the Form 5500	$2,443,655	$2,445,774

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date. The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2017:

Distributions to participants per the financial statements	$217,745
Distributions payable to participants at December 31, 2016	(1,416)
Distributions payable to participants at December 31, 2017	524
Distributions to participants per the Form 5500	$216,853

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

Indexed Stock Fund
NORTHERN TRUST S&P 500 INDEX STOCK FUND	COMMON/COLLECTIVE TRUST FUND: 16,290 UNITS	$149,164
BLACKROCK RUSSELL 1000 INDEX FUND	REGISTERED INVESTMENT COMPANY: 6,128,561 UNITS	152,403
Total Indexed Stock Fund		301,567

Balanced Fund
* DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 6,681,018 UNITS	6,681
US TREASURY BILL	0.000% 02/01/2018 DD 02/02/17	100
US TREASURY BILL	0.000% 04/05/2018 DD 10/05/17	199
US TREASURY BILL	0.000% 04/19/2018 DD 10/19/17	298
NORTHERN TRUST QM AGGREGATE BOND INDEX FUND	COMMON/COLLECTIVE TRUST FUND: 45,117 UNITS	24,229
NORTHERN TRUST S&P 500 INDEX STOCK FUND	COMMON/COLLECTIVE TRUST FUND: 4,160 UNITS	38,095
FUTURES CONTRACT	US 10YR TREAS NTS FUTURE (CBT) EXP MAR 18	(3)
FUTURES CONTRACT	S&P 500 EMINI INDEX FUT (CME) EXP MAR 18	40
Total Balanced Fund		69,639

Registered Investment Companies
T ROWE PRICE MID-CAP GROWTH FUND	REGISTERED INVESTMENT COMPANY: 5,182,294 UNITS	282,331
DFA U.S. SMALL CAP VALUE PORTFOLIO	REGISTERED INVESTMENT COMPANY: 3,829,002 UNITS	145,196
DFA U.S. LARGE CAP VALUE PORTFOLIO II	REGISTERED INVESTMENT COMPANY: 8,885,582 UNITS	166,338
* FIDELITY GROWTH AND INCOME PORTFOLIO	REGISTERED INVESTMENT COMPANY: 2,013,243 UNITS	76,181
Total Registered Investment Companies		670,046

LifePath Funds
LIFEPATH 2050 FUND	COMMON/COLLECTIVE TRUST FUND: 511,245 UNITS	8,728
LIFEPATH 2040 FUND	COMMON/COLLECTIVE TRUST FUND: 1,992,023 UNITS	44,435
LIFEPATH 2030 FUND	COMMON/COLLECTIVE TRUST FUND: 3,436,129 UNITS	73,325
LIFEPATH 2020 FUND	COMMON/COLLECTIVE TRUST FUND: 3,113,065 UNITS	62,294

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

	LIFEPATH RETIREMENT FUND	COMMON/COLLECTIVE TRUST FUND: 1,341,096 UNITS	26,202
	Total LifePath Age-Based Retirement Funds		214,984

AT&T Shares Fund
*	AT&T COMMON STOCK	11,057,020 SHARES	429,897
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 4,347,485 UNITS	4,347
	Total AT&T Shares Fund		434,244

Bond Fund
	SLH PROXY LONG EXPOSURE	SLHOPNTA4	13
	DEUTSCHE BANK FINL REV REPO	1.680% 01/02/2018 dd 12/29/17	1,500
	CITIGROUP GLOBAL REVEN REPO	1.690% 01/02/2018 DD 12/29/17	18,200
	CITIGROUP GLOBAL REVEN REPO	1.500% 01/03/2018 DD 01/02/18	19,600
*	DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97	1,010
	ABBVIE INC	4.500% 05/14/2035 DD 05/14/15	220
	ABBVIE INC	4.700% 05/14/2045 DD 05/14/15	112
	COMMIT TO PUR FNMA SF MTG	3.000% 02/01/2048 DD 02/01/18	3,495
	COMMIT TO PUR FNMA SF MTG	3.500% 02/01/2033 DD 02/01/18	5,156
	COMMIT TO PUR FNMA SF MTG	3.500% 02/01/2048 DD 02/01/18	6,458
	COMMIT TO PUR FNMA SF MTG	4.000% 03/01/2048 DD 03/01/18	8,342
	COMMIT TO PUR FNMA SF MTG	4.000% 02/01/2048 DD 02/01/18	2,506
	ALLY AUTO RECEIVABLES TRU	1.590% 04/15/2020 DD 08/23/17	399
	AMERICAN INTERNATIONAL GROUP I	4.875 06/01/2022 DD 05/24/12	979
	AMERICAN MUN PWR-OHIO INC	6.449% 02/15/2044 DD 12/09/09	1,377
	AMERICAN WATER CAPITAL CORP	3.400% 03/01/2025 DD 08/14/14	309
	AMGEN INC	3.125% 05/01/2025 DD 05/01/15	904
	APPLE INC	3.200% 05/13/2025 DD 05/13/15	408
	ASSET BACKED SECURITIES HE4 M1	VAR RT 08/15/2033 DD 08/06/03	106
	BA CREDIT CARD TRUST	1.360% 09/15/2020 DD 04/29/15	200
	BANK OF AMERICA FUNDING 2 D A1	VAR RT 05/25/2035 DD 06/01/05	44
	BEAR STEARNS ARM TRUST 11 1A2	VAR RT 02/25/2033 DD 12/01/02	4
	BEAR STEARNS ARM TRUST 12 13A1	VAR RT 02/25/2036 DD 12/01/05	20
	CHASE INSURANCE TRUST	VAR RT 01/18/2022 DD 02/06/17	201
	CHICAGO IL TRANSIT AUTH SALES	6.899% 12/01/2040 DD 08/06/08	136
	CITIGROUP INC	2.650% 10/26/2020 DD 10/26/15	401
	CITIGROUP COMMERCIAL GC35 AAB	3.608% 11/10/2048 DD12/01/15	934
	FNT MORTGAGE-BACKED PASS 3 1A1	6.750% 08/21/2031 DD 07/01/01	1
	DISCOVER CARD EXECUTION A1 A1	VAR RT 07/15/2021 DD 01/27/14	502
	DUKE ENERGY CAROLINAS LLC	3.750% 06/01/2045 DD 03/12/15	927
	ENTERGY ARKANSAS INC	3.500% 04/01/2026 DD 01/08/16	310
	EXXON MOBIL CORP	2.726% 03/01/2023 DD 03/03/16	504

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

FEDERAL NATL MTG ASSN	0.875% 05/21/2018 DD 04/15/13	100
FEDERAL NATL MTG ASSN	1.875% 09/18/2018 DD 08/23/13	100
FNMA GTD REMIC P/T 15-M8 FA	VAR RT 11/25/2018 DD 05/01/15	422
FNMA POOL #0255272	4.000% 06/01/2019 DD 05/01/04	18
FNMA POOL #0357414	4.000% 07/01/2018 DD 07/01/03	5
FNMA POOL #0AL2617	6.000% 10/01/2040 DD 11/01/12	214
FNMA POOL #0AM0359	2.310% 08/01/2022 DD 08/01/12	99
FNMA POOL #0AS1338	5.000% 12/01/2043 DD 11/01/13	534
FNMA POOL #0AS2741	5.000% 06/01/2044 DD 05/01/14	399
FNMA POOL #0AV1676	4.000% 01/01/2026 DD 10/01/13	61
FNMA POOL #0AV5751	3.500% 04/01/2029 DD 04/01/14	13
FNMA POOL #0AZ4023	3.500% 06/01/2030 DD 06/01/15	25
FNMA POOL #0AX5306	3.500% 01/01/2027 DD 11/01/14	1,549
FNMA GTD REMIC P/T 03-W1 1A1	VAR RT 12/25/2042 DD 01/01/03	33
FNMA GTD REMIC P/T 03-25 KP	5.000% 04/25/2033 DD 03/01/03	109
FHLMC MULTICLASS MTG 3626 ME	5.000% 01/15/2040 DD 01/01/10	21
FNMA POOL #0915042	5.500% 04/01/2022 DD 04/01/07	1
FNMA POOL #0AB2130	3.500% 01/01/2026 DD 12/01/10	18
FNMA POOL #0MA2161	3.500% 01/01/2030 DD 12/01/14	28
FNMA POOL #0AD5797	3.500% 06/01/2025 DD 06/01/10	-
FNMA POOL #0AE0676	3.500% 01/01/2026 DD 12/01/10	27
FNMA POOL #0AE5487	3.500% 10/01/2025 DD 10/01/10	-
FNMA POOL #0AE7060	3.500% 12/01/2025 DD 11/01/10	16
FLORIDA POWER & LIGHT CO	4.125% 02/01/2042 DD 12/13/11	552
FORD MOTOR CREDIT CO LLC	2.343% 11/02/2020 DD 11/02/17	198
GNMA POOL #0AE7708	4.000% 08/15/2043 DD 08/01/13	23
GNMA POOL #0AL0766	3.500% 01/15/2045 DD 01/01/15	351
GNMA POOL #0AL5269	3.500% 02/15/2045 DD 02/01/15	727
GNMA POOL #0AN4392	4.000% 06/15/2045 DD 06/01/15	1,235
GSR MORTGAGE LOAN TRUST AR6 1A1	VAR RT 09/25/2035 DD 09/01/05	115
GNMA POOL #0782523	5.000% 11/15/2035 DD 12/01/08	75
GS MORTGAGE SECURITIE GC26 AAB	3.365% 11/10/2047 DD 12/01/14	925
GNMA POOL #0705997	5.000% 01/15/2039 DD 01/01/09	88
GENERAL ELECTRIC CO	4.125% 10/09/2042 DD 10/09/12	524
GM FINANCIAL AUTOMOBILE 2 A2B	VAR RT 01/21/2020 DD 06/14/17	400
GOLDMAN SACHS GROUP INC/THE	3.850% 07/08/2024 DD 07/08/14	830
GOLDMAN SACHS GROUP INC/THE	VAR RT 04/23/2020 DD 01/23/15	406
GNMA GTD REMIC P/T 12-H08 FC	VAR RT 04/20/2062 DD 04/20/12	230
GNMA GTD REMIC P/T 16-H23 FD	VAR RT 10/20/2066 DD 10/20/16	197
GNMA GTD REMIC P/T 17-H14 FG	VAR RT 06/20/2067 DD 06/20/17	1,029
GNMA GTD REMIC P/T 17-H14 FE	VAR RT 06/20/2067 DD 06/20/17	610
HOST HOTELS & RESORTS LP	4.000% 06/15/2025 DD 05/15/15	613
INTERNATIONAL FINANCE CORP	2.125% 04/07/2026 DD 04/07/16	678

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

JPMBB COMMERCIAL MORTG C32 ASB	3.358% 11/15/2048 DD 10/01/15	923
JPMDB COMMERCIAL MORTGA C2 ASB	2.954 06/15/2049 DD 05/01/16	401
JP MORGAN CHASE & CO	2.250% 01/23/2020 DD 01/23/15	300
JP MORGAN CHASE & CO	2.550% 10/29/2020 DD 10/29/15	802
JPMBB COMMERCIAL MORTG C31 ASB	3.540% 08/15/2048 DD 08/01/15	932
JPMBB COMMERCIAL MORTG C33 ASB	3.562% 12/15/2048 DD 11/01/15	518
JP MORGAN CHASE & CO	VAR RT 03/09/2021 DD 03/09/17	100
MERRILL LYNCH MORTGAGE IN E A1	VAR RT 11/25/2029 DD 09/23/04	61
MICROSOFT CORP	4.000% 02/12/2055 DD 02/12/15	856
MIDAMERICAN ENERGY CO	4.400% 10/15/2044 DD 04/03/14	455
MORGAN STANLEY MORTGA 11AR 1A1	VAR RT 01/25/2035 DD 12/29/04	32
NASDAQ INC	VAR RT 03/22/2019 DD 09/22/17	700
NEW YORK CITY NY TRANSITIONAL	5.750% 02/01/2035 DD 03/03/10	567
NEW YORK CITY NY TRANSITIONAL	5.767% 08/01/2036 DD 10/22/09	880
NEW YORK ST DORM AUTH ST PERSO	5.289% 03/15/2033 DD 10/14/10	470
NISSAN AUTO LEASE TRUST A A2B	VAR RT 09/16/2019 DD 06/28/17	600
PNC BANK NA	1.950% 03/04/2019 DD 03/04/16	998
PACIFIC GAS & ELECTRIC CO	3.400% 08/15/2024 DD 08/18/14	917
PENNSYLVANIA HIGHER EDUCA 2 A3	VAR RT 10/25/2036 DD 11/17/06	266
PHILIP MORRIS INTERNATIONAL IN	3.250% 11/10/2024 DD 11/10/14	915
PRIME MORTGAGE TRUST 2 CL1 1A2	VAR RT 02/25/2034 DD 01/25/04	11
PROLOGIS LP	4.250% 08/15/2023 DD 08/15/13	535
PUBLIC PWR GENERATION AGY NE R	7.242% 01/01/2041 DD 07/16/09	128
SLM STUDENT LOAN TRUST 20 4 A3	VAR RT 01/25/2027 DD 05/19/05	250
SLM STUDENT LOAN TRUST 200 9 A	VAR RT 04/25/2023 DD 08/28/08	217
SEMPRA ENERGY	VAR RT 03/15/2021 DD 10/13/17	200
SBA GTD PARTN CTFS 2003-20C 1	4.500% 03/01/2023 DD 03/12/03	719
SBA GTD PARTN CTFS 2005-20B 1	4.625% 02/01/2025 DD 02/16/05	397
SBA GTD PARTN CTFS 2008-20D 1	5.370% 04/01/2028 DD 04/16/08	375
SBA GTD PARTN CTFS 2008-20E 1	5.490% 05/01/2028 DD 05/14/08	373
SBA GTD PARTN CTFS 2008-20F 1	5.680% 06/01/2028 DD 06/11/08	164
SBA GTD PARTN CTFS 2009-20A 1	5.720% 01/01/2029 DD 01/14/09	50
SOUTH CAROLINA ST STUDENT LOAN	VAR RT 12/01/2023 DD 07/19/05	124
SOUTH DAKOTA ST EDUCTNL ENHANC	3.539% 06/01/2022 DD 03/14/13	2,027
SOUTHERN CALIFORNIA GAS CO	4.450% 03/15/2044 DD 03/13/14	226
STRUCTURED ADJUSTABLE R 12 7A1	VAR RT 09/25/2034 DD 08/01/04	216
STRUCTURED ASSET INVESTME 8 M1	VAR RT 09/25/2034 DD 08/25/04	167
STRUCTURED ASSET MORTG AR4 2A1	VAR RT 12/19/2034 DD 07/30/04	46
TEXTRON INC	VAR RT 11/10/2020 DD 11/10/17	400
THORNBURG MORTGAGE SECUR 1 I1A	VAR RT 03/25/2044 DD 03/31/04	547
PRINCETON UNIVERSITY	5.700% 03/01/2039 DD 01/21/09	409
US TREAS-CPI INFLAT	1.375% 02/15/2044 DD 02/15/14	244
US TREAS-CPI INFLAT	1.000% 02/15/2046 DD 02/15/16	1,446

BELLSOUTH SAVINGS AND SECURITY PLAN

EIN 58-1533433, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017
(Dollars in Thousands)

Identity of Issue	Description of Investment	Current Value

US TREASURY BOND	2.875% 11/15/2046 DD 11/15/16	103
US TREASURY BOND	2.750% 08/15/2047 DD 08/15/17	1,752
US TREASURY NOTE	2.375% 08/15/2024 DD 08/15/14	301
US TREASURY NOTE	2.000% 11/15/2026 DD 11/15/16	1,258
US TREASURY NOTE	2.000% 05/31/2024 DD 05/31/17	294
US TREASURY NOTE	2.250% 08/15/2027 DD 08/15/17	394
US TREASURY NOTE	2.250% 11/15/2027 DD 11/15/17	394
US TREASURY NOTE	2.125% 11/30/2024 DD 11/30/17	888
UNIV OF CALIFORNIA CA REVENUES	6.270% 05/15/2031 DD 08/27/09	315
VERIZON COMMUNICATIONS INC	4.150% 03/15/2024 DD 03/17/14	1,052
VISA INC	3.150% 12/14/2025 DD 12/14/15	409
WELLS FARGO COMMERICIA NXS4 ASB	3.522% 12/15/2048 DD 12/01/15	929
WELLS FARGO & CO	2.625% 07/22/2022 DD 07/24/17	298
Total Bond Fund		118,227

International Stock
INTL STOCK INDEX	BGI MSCI ACWI EX-US INDEX SUPERFUND	43,237

Interest Bearing Cash
* DREYFUS GOVERNMENT CASH MANAGEMENT FUND		1,206

* Loans to Plan Participants	4.25% - 10.50%	60,770

Total		$1,913,920

* Party-in-Interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BellSouth Savings and Security Plan

By AT&T Services, Inc., Plan Administrator for the Foregoing Plan

By	/s/ Debra L. Dial
Debra L. Dial
Senior Vice President and Controller

Date: June 22 , 2018

EXHIBIT INDEX

Exhibits identified below, Exhibits 23 and 23.1 are filed herein as exhibits hereto.

Exhibit
Number

23            Consent of Independent Registered Public Accounting Firm
23.1         Consent of Independent Registered Public Accounting Firm